September 9, 2025

Xiaoqiu Zhang
Chief Executive Officer
Park Ha Biological Technology Co., Ltd.
901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People   s Republic of China 214000

       Re: Park Ha Biological Technology Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted September 5, 2025
           CIK No. 0001986247
Dear Xiaoqiu Zhang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Kyle Leung, Esq.